Exhibit 99.1

Patria Investments Limited

Condensed Consolidated Statement of Financial Position

As of June 30, 2021 and December 31, 2020

(In thousands of United States dollars – US$)

		Unaudited
Assets	Note	6/30/2021	12/31/2020

Cash and cash equivalents	6	25,194	14,052
Short term investments	10(a)	286,347	9,929
Accounts receivable	7	111,005	24,022
Project advances	8	1,867	1,277
Other assets	9	2,952	3,703
Recoverable taxes		865	692

Current assets		428,230	53,675

Accounts receivable	7	21,993	21,993
Deferred tax assets	16	3,107	2,338
Project advances	8	556	495
Other assets	9	649	540
Long term investments	10(b)	8,566	1,986
Property and equipment	11	4,013	3,819
Intangible assets	12	19,335	22,357

Non-current assets		58,219	53,528

Total assets		486,449	107,203

		Unaudited
Liabilities and equity	Note	6/30/2021	12/31/2020

Personnel and related taxes	13	15,389	12,802
Taxes payable	14	438	1,070
Dividends payable	25(c)	-	23,259
Other liabilities	15	6,145	6,913
Carried interest allocation	20(a)	30,380	-
Current liabilities		52,352	44,044

Personnel liabilities	13	1,751	1,527
Deferred tax liabilities	16	154	185
Other liabilities	15	2,074	2,374

Non-current liabilities		3,979	4,086

Capital	25(a)	14	1
Additional paid-in capital	25(b)	300,372	1,557
Other reserves	25(d)	610	-
Retained earnings		135,316	62,001
Cumulative translation adjustment	25(f)	(6,194)	(6,244)
Equity attributable to the owners of the Parent		430,118	57,315
Non-controlling interests	25(g)	-	1,758

Equity		430,118	59,073

Total liabilities and equity		486,449	107,203

The accompanying notes are integral parts of these condensed consolidated interim financial statements.

Patria Investments Limited

Condensed Consolidated Income Statement

For the six and three month periods ended June 30, 2021 and 2020

(In thousands of United States dollars - US$, except earnings per share)

		Unaudited three-month periods ended June 30,		Unaudited six-month periods ended June 30,
	Note	2021	2020	2021	2020

Revenue from services	19	118,997	24,603	149,610	50,119

Cost of services rendered		(43,147)	(7,631)	(55,132)	(16,094)
Personnel expenses	20	(11,259)	(6,161)	(21,741)	(13,149)
Amortization of intangible assets	20	(1,508)	(1,470)	(3,011)	(2,945)
Carried interest allocation	20(a)	(30,380)	-	(30,380)	-

Gross profit		75,850	16,972	94,478	34,025

Operating income and expenses		(3,784)	(3,117)	(8,567)	(5,753)
Administrative expenses	21	(3,795)	(3,111)	(6,215)	(5,865)
Other income/(expenses)	22	11	(6)	(2,352)	112

Operating income before net financial income/(expense)		72,066	13,855	85,911	28,272

Net financial income/(expense)	23	156	(130)	(102)	389

Income before income tax		72,222	13,725	85,809	28,661

Income tax	24	1,178	(535)	653	(3,102)

Net income for the period		73,400	13,190	86,462	25,559
Attributable to:
Owners of the Parent		73,401	13,862	87,747	26,022
Non-controlling interests		(1)	(672)	(1,285)	(463)

Basic and diluted earnings per thousand shares	25(e)	0.53913	0.11848	0.65519	0.22241

The accompanying notes are integral parts of these condensed consolidated interim financial statements.

Patria Investments Limited

Condensed Consolidated Statement of Comprehensive Income

For the six and three month periods ended June 30, 2021 and 2020

(In thousands of United States dollars - US$)

	Unaudited three-month periods ended June 30,		Unaudited six-month periods ended June 30,
	2021	2020	2021	2020

Net income for the period	73,400	13,190	86,462	25,559
Items that will be reclassified to the income statement:
Currency translation adjustment	(171)	(1,904)	50	(2,184)
Currency translation adjustment - non controlling interests	780	1,242	(88)	(2,407)

Total comprehensive income	74,009	12,528	86,424	20,968
Attributable to:
Owners of the parent	73,230	11,958	87,797	23,838
Non-controlling interests	779	570	(1,373)	(2,870)

The accompanying notes are integral parts of these condensed consolidated interim financial statements.

Patria Investments Limited

Condensed Consolidated Statement of Changes in Equity

For the six-month periods ended June 30, 2021 and 2020

(In thousands of United States dollars - US$)

		Attributable to owners
	Notes	Capital	Additional paid-in capital	Other reserves	Retained earnings	Cumulative translation adjustment	Equity attributable to owners of the Parent	Non-controlling interests	Equity

Balance at December 31, 2019		1	1,557	-	85,483	(5,884)	81,157	7,590	88,747

Cumulative translation adjustment	25(f)	-	-	-	-	(2,184)	(2,184)	(2,407)	(4,591)
Net income for the period		-	-	-	26,022	-	26,022	(463)	25,559
Dividends distributed	25(c)	-	-	-	(35,929)	-	(35,929)	(3,552)	(39,481)
Balance at June 30, 2020 (unaudited)		1	1,557	-	75,576	(8,068)	69,066	1,168	70,234

Balance at December 31, 2020		1	1,557	-	62,001	(6,244)	57,315	1,758	59,073

Cumulative translation adjustment	25(f)	-	-	-	-	50	50	(88)	(38)
Share Split		11	(11)	-	-	-	-	-	-
Capital issuance		2	325,507	-	-	-	325,509	-	325,509
Transaction costs		-	(27,066)	-	-	-	(27,066)	-	(27,066)
Net income for the period		-	-	-	87,747	-	87,747	(1,285)	86,462
Dividends declared	25(c)	-	-	-	(14,432)	-	(14,432)	-	(14,432)
Grant of share based incentive plan	25(d)	-	-	610	-	-	610	-	610
Changes in interest of subsidiaries	5(o)	-	385	-	-	-	385	(385)	-

Balance at June 30, 2021(unaudited)		14	300,372	610	135,316	(6,194)	430,118	-	430,118

The accompanying notes are integral parts of these condensed consolidated interim financial statements.

Patria Investments Limited

Condensed Consolidated Statement of Cash Flows

For the six-month periods ended June 30, 2021 and 2020

(In thousands of United States dollars - US$)

		Unaudited six-month periods ended June 30,
	Note	2021	2020
Cash flows from operating activities
Net income for the period		86,462	25,559
Adjustments to net income for the year
Depreciation expense	11/21	846	881
Amortization expense	12/20/21	3,087	2,954
Net financial investment income	23	(71)	(284)
Valuation adjustment of long term investments	23	415	(57)
Interest expense on lease liabilities	23	498	436
IPO expenses accrual	22	1,693	-
Deferred income taxes expense	24	(700)	2,650
Current income taxes expense	24	47	452
Share based incentive plan	25(d)	610	-
Other non-cash effects		(776)	5

Changes in operating assets and liabilities
Accounts receivable		(87,125)	(7,332)
Projects advances		(617)	3,849
Recoverable taxes		(172)	(76)
Personnel and related taxes		2,580	(4,482)
Carried interest allocation	20(a)	30,380	-
Taxes payable and deferred taxes		(419)	(479)
Payment of income taxes		(236)	(1,225)
Other assets and liabilities		(3,623)	(4,304)
Payment of placement agent fees	15	(1,200)	-
Net cash provided by operating activities		31,679	18,547

Cash flows from investing activities
Decrease (increase) in short term investments	10(a)	(276,280)	21,013
Decrease (increase) in long term investments	10(b)	209	1,115
Acquisition of investments in long term investments	10(b)	(6,891)	-
Acquisition of property and equipment	11	(118)	(58)
Acquisition of software and computer programs	12	(96)	(200)
Net cash provided by investing activities		(283,176)	21,870

Cash flows from financing activities
IPO proceeds		302,722	-
IPO transaction costs		(1,737)	-
Dividends paid	25(c)	(37,691)	(39,481)
Lease payments	15	(393)	(454)
Interest paid on lease liabilities	15	(486)	(436)
Net cash used in financing activities		262,415	(40,371)

Foreign exchange variation on cash and cash equivalents in foreign currencies		224	(419)

Increase/(decrease) in cash and cash equivalents		11,142	(373)

Cash and cash equivalents at the beginning of the period	6	14,052	4,120
Cash and cash equivalents at the end of the period	6	25,194	3,747
Increase/(decrease) in cash and cash equivalents		11,142	(373)

Non-cash operating and investing activity
Transfer of long term investment with a corresponding decrease in liability (note 10)		300	-
Addition of right of use assets (note 11)		793	200
IPO transaction costs decrease in assets with corresponding decrease in equity		624	-
IPO transaction costs accrual increase in liability with corresponding decrease in equity		1,915	-
Changes in interest of subsidiaries (note 5(o))		385	-

The accompanying notes are integral parts of these condensed consolidated interim financial statements.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2021 and December 31, 2020 and for the six and three-month periods ended June 30, 2021 and 2020

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

1	General information

Patria Investments Limited (the "Company") was established on July 6, 2007 in Bermuda and transferred its registration and domicile by way of registration by continuation to the Cayman Islands on October 12, 2020. The Company also transferred its headquarters from Bermuda to the Cayman Islands on October 12, 2020. Since then, the Company's obligations, whether legal, regulatory, or financial, will be in accordance with the applicable laws and regulations of the Cayman Islands.

On January 21, 2021, the Company completed its initial public offering ("IPO") registration, offering 34,613,647 Class A common shares, being 19,147,500 new shares by the Company (primary offering), and the remaining 15,466,147 shares by a selling shareholder (secondary offering). The shares offered and sold in the IPO were registered under the Securities Act of 1933, as amended, according to the Company's Registration Statement on Form F-1 (Registration N° 333-251823). The common shares began trading on the Nasdaq Global Select Market ("NASDAQ-GS") on January 22, 2021, under the symbol "PAX".

The Company is a public holding company controlled by Patria Holdings Ltd., which held 60% of the Company's common shares as of June 30, 2021, controlled by a group of individuals.

The Company and its subsidiaries (collectively, the "Group") are a private markets investment firm focused on investing in Latin America. Since 1994 the Group has expanded from its initial flagship private equity funds to other investment products, such as its flagship infrastructure development funds (its private equity approach applied to infrastructure assets), its co-investments funds (focused on successful companies from its flagship funds), its constructivist equity funds (applying its private equity approach to listed companies), as well as its real estate and credit funds. The Group operates around the globe, including investment offices in Montevideo (Uruguay), São Paulo (Brazil), Bogota (Colombia), and Santiago (Chile), as well as client-coverage offices in New York and Los Angeles (United States), London (United Kingdom), Dubai (UAE), and Hong Kong (China) to cover the investor base of its underlying investment products, in addition to its corporate business and management office in Grand Cayman (Cayman Islands).

The Group's main executive office is located at 18 Forum Lane, Grand Cayman, Cayman Islands.

The COVID-19 pandemic developed rapidly in 2020, with a significant number of cases. Measures taken by various governments to contain the virus have affected economic activity. The Company has taken several measures to monitor and mitigate the effects of COVID-19, such as safety and health measures for its people (such as social distancing and working from home) and securing the supply of essential materials to maintain its offices.

The impact on business and results has not been significant and based on the experience to date, the Company expects this to remain the case. The Company will continue to follow the various government policies and advices. In parallel, the Company will do the utmost to continue to operate in the best and safest way possible without jeopardizing the health of its people.

Management has considered the consequences of COVID-19 and other events and conditions. It has determined that they do not create a material uncertainty that casts significant doubt upon the entity's ability to continue as a going concern.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2021 and December 31, 2020 and for the six and three-month periods ended June 30, 2021 and 2020

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

These unaudited condensed consolidated interim financial statements for the six-month periods ended June 30, 2021 and 2020 include the condensed financial information regarding the Company and its subsidiaries, as described in note 5.

2	Presentation of financial statements

a.	Statement of compliance

The unaudited condensed consolidated interim financial statements were prepared in accordance with IAS 34 - Interim Financial Reporting issued by the International Accounting Standards Board ("IASB"). These condensed consolidated interim financial statements should be read together with the annual consolidated financial statements as of and for the years ended December 31, 2020, 2019 and 2018.

The Board of Directors approved the unaudited condensed consolidated interim financial statements on August 12, 2021.

b.	Functional and presentation currency

The unaudited condensed consolidated interim financial statements are presented in United States dollar (USD). The effects of the translation from the functional currency into the presentation currency are recognized in equity under the caption "Cumulative Translation Adjustment".

See note 4 of the Company's annual consolidated financial statements for the year ended December 31, 2020, for details around the remeasurement of the balances and transactions in foreign currencies to the functional currency of the Company and its subsidiaries, and note 5 for the functional currency determined for each entity.

c.	Use of estimates and judgments

The preparation of these unaudited condensed consolidated interim financial statements is in accordance with IAS 34 - Interim Financial Reporting, which requires management to make estimates that affect the amounts reported in the condensed consolidated interim financial statements and accompanying notes. Management believes that estimates utilized to prepare the condensed consolidated interim financial statements are prudent and reasonable. Actual results could differ from those estimates and such differences could be material.

The most significant accounting estimates and corresponding assumptions are the following:

(i)	employee profit-sharing, long term benefits, and bonus accruals, where management considered the expected results and targets to estimate the accruals;

(ii)	the useful lives of tangible and intangible assets and impairment analysis of such assets;

(iii)	the assessment of the recoverability of deferred tax assets, where management considered cash flow projections, income and expenses growth rates and timing for utilization of the net operating losses and temporary differences, as well as any cap for compensation;

(iv)	the assessment and measurement of risk regarding provisions and contingencies, where management, supported by the opinion of its legal counsel, determined the likelihood of losses and the probable cash outcome expected for each claim;

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2021 and December 31, 2020 and for the six and three-month periods ended June 30, 2021 and 2020

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(v)	revenue recognition, where management determined the multiple elements in the contracts and the criteria and timing for revenue recognition;

(vi)	the fair value of financial instruments, where management determined the methodology and the inputs to the model, including observable and unobservable inputs.

3	Segment information

The Group operates through a single reportable operating segment, in accordance with IFRS 8, reflecting how the Group's chief operating decision maker allocates resources and assesses performance under the Group's global strategy, which includes integrated product lines.

4	Significant accounting policies

These unaudited condensed consolidated interim financial statements with the exception of the disclosures under note 25(d), were prepared in accordance with policies, accounting practices, and methods for determining estimates consistent to the accounting policies and estimates adopted in the preparation of the annual consolidated financial statements for the years ended December 31, 2020, 2019 and 2018. The classification, recognition, measurement of the share incentive plan introduced during the period ended June 30, 2021 is determined in accordance with requirements of IFRS 2 share based payment as disclosed under note 25(d).

5	Consolidation and subsidiaries

The unaudited condensed consolidated interim financial statements include the entities listed below, which are the Company's direct or indirect subsidiaries:

		Functional Currency	Equity interest (direct or indirect) (%)
			June 30, 2021	December 31, 2020
Subsidiaries
Patria Finance Ltd.	(a)	USD	100.00%	100.00%
Patria Brazilian Private Equity III, Ltd.	(b)	USD	100.00%	100.00%
PBPE General Partner IV, Ltd.	(c)	USD	100.00%	100.00%
PBPE General Partner V, Ltd.	(d)	USD	100.00%	100.00%
Patria Brazilian Private Equity General Partner VI, Ltd.	(e)	USD	100.00%	100.00%
Patria Brazil Real Estate Fund General Partner II, Ltd.	(f)	USD	100.00%	100.00%
Patria Brazil Real Estate Fund General Partner III Ltd.	(g)	USD	100.00%	100.00%
Patria Brazil Retail Property Fund General Partner, Ltd.	(h)	USD	100.00%	100.00%
Patria Investments UK Ltd.	(i)	GBP	100.00%	100.00%
Patria Investments US LLC	(j)	USD	100.00%	100.00%
Patria Investments Colombia S.A.S.	(k)	COP	100.00%	100.00%
Infrastructure II GP Ltd.	(l)	USD	100.00%	100.00%
Infrastructure III SLP Ltd.	(m)	USD	100.00%	100.00%
Patria Infrastructure General Partner IV Ltd.	(n)	USD	100.00%	100.00%
Pátria Investimentos Ltda.	(o)	BRL	100.00%	51.00%
Pátria Companhia Securitizadora de Créditos Imobiliários	(p)	BRL	100.00%	51.00%
Patria Investments Latam S.A.	(q)	USD	100.00%	-
Patria Investments Uruguay S.A.	(r)	USD	100.00%	-
Patria Investments Cayman Ltd.	(s)	USD	100.00%	-
Patria Investments Chile SpA	(t)	CLP	100.00%	100.00%
Patria Investments Hong Kong, Ltd.	(u)	HKD	100.00%	100.00%
Patria Farmland General Partner, Ltd.	(v)	USD	100.00%	100.00%
Platam Investments Brazil Ltda.	(w)	BRL	100.00%	100.00%
Patria Constructivist Equity Fund General Partner, Ltd.	(x)	USD	100.00%	100.00%
Patria Constructivist Equity Fund General Partner II, Ltd.	(y)	USD	100.00%	100.00%
PI General Partner V Ltd.	(aa)	USD	100.00%	100.00%

"USD" United States dollars, "BRL" Brazilian Real, "GBP" Pound sterling, "CLP" Chilean peso, "COP" Colombian peso, "HKD" Hong Kong dollar

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2021 and December 31, 2020 and for the six and three-month periods ended June 30, 2021 and 2020

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(a)	Patria Finance Ltd.: headquartered in the Cayman Islands, Patria Finance Ltd. is responsible for managing funds and providing financial advisory services to clients around the world. It also provides accounting and finance support to the Group.

(b)	Patria Brazilian Private Equity III, Ltd.: headquartered in the Cayman Islands, and serves as manager of offshore funds.

(c)	PBPE General Partner IV, Ltd. (formerly Patria Brazilian Private Equity General Partner IV, Ltd.): a subsidiary of Patria Finance Ltd, headquartered in the Cayman Islands, and serves as manager of offshore funds.

(d)	PBPE General Partner V, Ltd. (formerly Patria Brazilian Private Equity General Partner V, Ltd.): a subsidiary of Patria Finance Ltd, headquartered in the Cayman Islands and serves as manager of offshore funds.

(e)	Patria Brazilian Private Equity General Partner VI, Ltd.: headquartered in the Cayman Islands, and serves as manager of offshore funds.

(f)	Patria Brazil Real Estate Fund General Partner II Ltd.: headquartered in the Cayman Islands, serves as manager of offshore funds.

(g)	Patria Brazil Real Estate Fund General Partner III Ltd.: headquartered in the Cayman Islands, serves as manager of offshore funds.

(h)	Patria Brazil Retail Property Fund General Partner, Ltd.: headquartered in the Cayman Islands, and serves as manager of offshore funds.

(i)	Patria Investments UK Ltd.: headquartered in London (UK), and is engaged in the development of investor relations.

(j)	Patria Investments US LLC: a subsidiary of Patria Investments UK Ltd. headquartered in Delaware (USA) and is engaged in the development of investor relations and marketing services and certain back-office services.

(k)	Patria Investments Colombia S.A.S.: headquartered in Bogotá (Colombia) and is engaged in advisory services related to asset management of investment funds and investments in private equity and infrastructure areas and investor relations and marketing services.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2021 and December 31, 2020 and for the six and three-month periods ended June 30, 2021 and 2020

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(l)	Infrastructure GP II, Ltd. (formerly Patria Infrastructure General Partner II, Ltd.): headquartered in the Cayman Islands and serves as manager of offshore funds. Infrastructure GP II, Ltd. was the major owner of Pátria Infraestrutura Gestão de Recursos Ltda. ("PINFRA") until September 28, 2020 when it transferred its shares in PINFRA to Pátria Investimentos Ltda.

(m)	Infrastructure III SLP, Ltd. (formerly Patria Infrastructure General Partner III, Ltd.): headquartered in the Cayman Islands, serves as manager of offshore funds and provides financial advisory services. After a corporate restructuring completed in 2016, this entity became the successor entity to the P2 Group, a fund manager acquired in 2015.

(n)	Patria Infrastructure General Partner IV, Ltd.: headquartered in the Cayman Islands, serves as manager of offshore funds.

(o)	Pátria Investimentos Ltda. ("PILTDA"): headquartered in Brazil and engaged in asset management, fund administration, consulting, and planning services related to asset management and the organization and performance of transactions in the commercial and corporate sectors. On September 28, 2020, PILTDA became the owner of Pátria Infraestrutura Gestão de Recursos Ltda ("PINFRA") after receiving shares from Infrastructure GP II, Ltd. On September 30, 2020, PINFRA was merged into PILTDA to simplify the structure and consolidate the Group's investments while optimizing costs and providing operational synergies. The Company had entered into a purchase agreement among Blackstone, Patria Holdings Ltd, and PILTDA, as part of a corporate reorganization pursuant to which the 19.6% non-controlling interest in PILTDA held by Blackstone and the 29.4% non-controlling interest in PILTDA held by a related party of Patria Holdings Ltd (the "Related Party") were reorganized as follows: (i) the direct interest held by Blackstone in PILTDA was contributed to the Company in exchange for three Class A common shares issued to Blackstone; and (ii) the direct interest held by the Related Party was redeemed in its entirety at par value for a promissory note, and Patria Holdings Ltd contributed the promissory note to the Company, in consideration for which the Company issued seven Class B common shares. This transaction was completed on June 1, 2021.

(p)	Pátria Companhia Securitizadora de Créditos Imobiliários: a subsidiary of Pátria Investimentos Ltda headquartered in Brazil, engaged in the issuance and placement of Real Estate Receivables Certificates backed by real estate receivables and the trading and services related to the securitization of these receivables.

(q)	Patria Investments Latam S.A. (formerly Zedra S.A.): acquired in September 2020* and changed its name from Zedra S.A. to Patria Investments Latam S.A. in July 2021. It is a holding company headquartered in Uruguay.

(r)	Patria Investments Uruguay S.A.: acquired by Patria Investments Latam S.A. (formerly Zedra S.A.) in September 2020* and changed its name from Improdem S.A. to Patria Investments Uruguay S.A. in November 2020. It is a company headquartered in Uruguay providing advisory services related to asset management of investment funds and investor relations and marketing services.

(s)	Patria Investments Cayman Ltd.: created on October 19, 2020, headquartered in the Cayman Islands, serves as a holding company for the Group investing activities.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2021 and December 31, 2020 and for the six and three-month periods ended June 30, 2021 and 2020

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(t)	Patria Investments Chile SpA: headquartered in Chile, engaged in advisory services related to asset management of investment funds, investments in infrastructure, and investor relations and marketing services.

(u)	Patria Investments Hong Kong, Ltd.: a subsidiary of Patria Investments UK Ltd. headquartered in Hong Kong, engaged in developing investor relations and marketing services.

(v)	Patria Farmland General Partner, Ltd.: a subsidiary of Patria Finance Ltd, headquartered in the Cayman Islands, serves as manager of offshore funds.

(w)	Platam Investments Brazil Ltda. a subsidiary of Patria Investments Latam S.A. (formerly Zedra S.A.) headquartered in Brazil that provides advisory services.

(x)	Patria Constructivist Equity Fund General Partner, Ltd. a subsidiary of Patria Finance Ltd, headquartered in the Cayman Islands, serves as manager of offshore funds.

(y)	Patria Constructivist Equity Fund General Partner II, Ltd. a subsidiary of Patria Finance Ltd, headquartered in the Cayman Islands, serves as manager of offshore funds.

(aa)	PI General Partner V Ltd. a subsidiary of Patria Finance Ltd, headquartered in the Cayman Islands, serves as manager of offshore funds.

(*) These companies do not have any operations and/or material assets and liabilities, and the acquisition amounts were not material. Therefore, the disclosure requirements were not applicable (IFRS 3 – Business Combinations).

6	Cash and cash equivalents

	June 30, 2021	December 31, 2020
Bank accounts	25,194	14,052

7	Accounts receivable

	June 30, 2021	December 31, 2020
Current (a)	111,005	24,022
Non-current (b)	21,993	21,993

Accounts receivable	132,998	46,015

Amounts receivable from customers relate to management and performance fees, including reimbursement of expenses from investment funds and financial advisory services. The group has not recorded write-offs or allowances for uncollectible accounts receivable for the periods presented in these unaudited condensed consolidated interim financial statements.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2021 and December 31, 2020 and for the six and three-month periods ended June 30, 2021 and 2020

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(a)	An amount of US$ 86.8 million is reflected under current balances, related to performance fees receivable from PBPE Fund III (Ontario), L.P. (formerly Patria Brazilian Private Equity Fund III, L.P.) determined in accordance with the funds offering documents, based on the expected value for which it is highly probable that a significant reversal will not subsequently occur. As of June 30, 2021 the expected value is the value of the underlying investments of the fund.

(b)	Non-current balances are related to management fees receivable from fund Private Equity IV in equal annual installments on December 31, 2022, and 2023. No interest is charged and the impact of the adjustment to amortized cost using the effective interest rate method at the date of initial recognition is not material.

8	Project advances

	June 30, 2021	December 31, 2020
Current	1,867	1,277
Non-current	556	495

Project advances	2,423	1,772

Project advances represent recoverable advances relating to the development process of new funds or to the capture of non-capitalized funds. In both cases, the amounts are subject to reimbursement as provided for in the respective agreements between the Group and investors.

The balance recorded as non-current assets corresponds to projects related to funds still in the structuring stage.

9	Other assets

	June 30, 2021	December 31, 2020
Advances to suppliers (a)	162	1,583
Advances to employees	466	283
Prepaid expenses (b)	1,605	966
Officer's fund (c)	-	47
IPO costs (d)	-	624
Other current assets	719	200

Other current assets	2,952	3,703

Prepaid expenses (b)	387	398
Deposit/guarantee on lease agreements	262	142

Other non-current assets	649	540

(a)	Advances to suppliers are advances paid for services not yet received. The Company reviews such amounts and records the portion related to the period in the income statement on an accrual basis. The balances as of December 31, 2020 were related mainly to attorney fees for services to a fund and were reimbursed after year-end.

(b)	Prepaid expenses are composed mainly of IT services paid in advance, such as renewal of licenses, technical support, and guarantees. These services refer to future periods; therefore, these items will be recorded as administrative expenses.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2021 and December 31, 2020 and for the six and three-month periods ended June 30, 2021 and 2020

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(c)	The balance of US$ 0 as of June 30, 2021 and US$ 47 as of December 31, 2020 represents the amount receivable from the Officer's fund related to reimbursable costs incurred by the Group. For more details, see note 27.

(d)	IPO Costs related to the Company's Initial Public Offering (IPO), which was concluded on January 21, 2021. The December 31, 2020 amount refers to the costs allocated to the primary offering and has been transferred to equity as capitalization costs upon IPO's conclusion.

10	Investments

a.	Short-term investments

	June 30, 2021	December 31, 2020
Securities (a)	286,347	9,929

Short-term investments	286,347	9,929

(a)	Short-term investments are liquid investment funds, with portfolios made of term deposits, equities, government bonds, and other short-term liquid securities. The June 30, 2021 balance includes a portion of the Company's IPO proceeds.

b.	Long-term investments

	June 30, 2021	December 31, 2020

Patria Brazil Real Estate Fund II, L.P. (a)	879	1,146
PBPE Fund III (Ontario), L.P. (a) (formerly Patria Brazilian Private Equity Fund III, L.P.)	73	369
Patria Infra Energia Core Feeder FIP	528	-
Patria Infra Energia Core Feeder II FIP	112	-
Patria Infra Energia Core FIP EM Infraestrutura	6,321	-
PBPE Fund IV (Ontario), L.P. (formerly Patria Brazilian Private Equity Fund IV, L.P.)	111	102
PBPE Fund V (Ontario), L.P. (formerly Patria Brazilian Private Equity Fund V, L.P.)	178	89
Patria Brazil Real Estate Fund III, L.P.	32	32
Patria Private Equity Fund VI, L.P.	200	130
PI Fund II (Ontario), L.P. (formerly Patria Infrastructure Fund II, L.P.)	42	44
PI Fund III (Ontario), L.P. (formerly Patria Infrastructure Fund III, L.P.)	74	61
Patria Infrastructure Fund IV, L.P.	3	1
Patria lnfrastructure II LAP Co-lnvest UK, L.P.	3	3
Patria Alphaville Co-Invest, L.P.	3	4
Patria Farmland Fund I, L.P.	1	1
Other investments	6	4

Long-term investments	8,566	1,986

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2021 and December 31, 2020 and for the six and three-month periods ended June 30, 2021 and 2020

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

These investments in securities will be maintained until the funds' respective termination dates and are measured at fair value, according to the methodology described in note 27(c). The Group's ownership interest on these investments range from 0.00006% to 0.19960%.

(a)	These investments are subject to a participating share held by a related party in Patria Brazilian Private Equity III, Ltd., and Patria Brazil Real Estate Fund General Partner II, Ltd. that gives it the right to all returns and the related asset. Consequently, the Group has recorded a liability in the same amount (see notes 15b and 27c).

11	Property and equipment

Changes in cost	Six-month period ended June 30, 2021
	Opening balance	Additions	Disposals	Transfer	CTA(*)	Closing balance

Furniture and fixtures	726	-	-	-	21	747
Building improvements	2,997	14	(21)	-	77	3,067
Electronic equipment	184	-	-	(3)	6	187
IT equipment	1,784	104	-	3	33	1,924
Telecommunication equipment	281	-	-	-	10	291
Right-of-use assets (a)	4,183	890	(97)	-	152	5,128

Total - Cost of fixed assets	10,155	1,008	(118)	-	299	11,344

Changes in accumulated depreciation	Six-month period ended June 30, 2021
	Opening balance	Additions	Disposals	Transfer	CTA(*)	Closing balance

(-) Furniture and fixtures	(422)	(35)	-	-	(16)	(473)
(-) Building improvements	(2,070)	(137)	14	-	(52)	(2,245)
(-) Electronic equipment	(149)	(7)	-	-	(5)	(161)
(-) IT equipment	(1,445)	(88)	-	-	(27)	(1,560)
(-)Telecommunication equipment	(262)	(3)	-	-	(10)	(275)
(-) Right-of-use assets (a)	(1,988)	(576)	58	-	(111)	(2,617)

Total - Accumulated depreciation	(6,336)	(846)	72	-	(221)	(7,331)
Property and equipment, net	3,819	162	(46)	-	78	4,013

(*) CTA – Cumulative translation adjustment

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2021 and December 31, 2020 and for the six and three-month periods ended June 30, 2021 and 2020

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Changes in cost	Six-month period ended June 30, 2020
	Opening balance	Additions	Disposals	Transfer	CTA(*)	Closing balance

Furniture and fixtures	883	12	-	-	(206)	689
Building improvements	3,617	18	-	-	(807)	2,828
Electronic equipment	222	3	-	-	(60)	165
IT equipment	2,043	25	-	-	(459)	1,609
Telecommunication equipment	352	-	-	-	(88)	264
Right-of-use assets (a)	5,168	200	-	-	(1,392)	3,976

Total - Cost of fixed assets	12,285	258	-	-	(3,012)	9,531

Changes in accumulated depreciation	Six-month period ended June 30, 2020
	Opening balance	Additions	Disposals	Transfer	CTA(*)	Closing balance

(-) Furniture and fixtures	(451)	(36)	-	-	118	(369)
(-) Building improvements	(2,045)	(215)	-	-	494	(1,766)
(-) Electronic equipment	(176)	(7)	-	-	48	(135)
(-) IT equipment	(1,558)	(91)	-	-	375	(1,274)
(-)Telecommunication equipment	(335)	(2)	-	-	90	(247)
(-) Right-of-use assets (a)	(1,256)	(530)	-	-	378	(1,408)

Total - Accumulated depreciation	(5,821)	(881)	-	-	1,503	(5,199)
Property and equipment, net	6,464	(623)	-	-	(1,509)	4,332

(*) CTA – Cumulative translation adjustment

As of June 30, 2021 and 2020 there was no indication that any of these assets were impaired. Depreciation expenses in the amount of US$ 846 and US$ 881 were recorded as Administrative expenses For the six-month periods ended June 30, 2021 and 2020, respectively.

(a)	The Group is the lessee in lease agreements for which the underlying assets are the office spaces located in São Paulo, Grand Cayman, and Montevideo. Depreciation expense relating to these assets was recognized in the amount of US$ 576 and US$ 530 For the six-month periods ended on June 30, 2021 and 2020, respectively.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2021 and December 31, 2020 and for the six and three-month periods ended June 30, 2021 and 2020

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

12	Intangible assets

Changes in costs	Six-month period ended June 30, 2021
	Opening					Closing
	balance	Additions	Disposals	Transfer	CTA(*)	balance

Placement agents (a)	36,896	-	-	-	52	36,948
Contractual rights (b)	44,156	-	-	-	-	44,156
Software	1,313	96	(465)	422	41	1,407

Total - Cost of intangible assets	82,365	96	(465)	422	93	82,511

Changes in accumulated amortization	Six-month period ended June 30, 2021
	Opening					Closing
	balance	Additions	Disposals	Transfer	CTA(*)	Balance

(-) Placement agents (a)	(28,915)	(1,197)	-	-	(39)	(30,151)
(-) Contractual rights (b)	(30,428)	(1,812)	-	-	-	(32,240)
(-) Software	(665)	(78)	407	(422)	(27)	(785)

Total - Accumulated amortization	(60,008)	(3,087)	407	(422)	(66)	(63,176)

Intangible assets, net	22,357	(2,991)	(58)	-	27	19,335

Changes in costs	Six-month period ended June 30, 2020
	Opening					Closing
	balance	Additions	Disposals	Transfer	CTA(*)	balance

Placement agents (a)	35,284	-	-	-	(452)	34,832
Contractual rights (b)	44,156	-	-	-	-	44,156
Software	887	200	-	-	(217)	870

Total - Cost of intangible assets	80,327	200	-	-	(669)	79,858

Changes in accumulated amortization	Six-month period ended June 30, 2020
	Opening					Closing
	Balance	Additions	Disposals	Transfer	CTA(*)	Balance

(-) Placement agents (a)	(27,387)	(1,097)	-	-	846	(27,638)
(-) Contractual rights (b)	(26,805)	(1,828)	-	-	-	(28,633)
(-) Software	(678)	(29)	-	(65)	235	(537)

Total - Accumulated amortization	(54,870)	(2,954)	-	(65)	1,081	(56,808)

Intangible assets, net	25,457	(2,754)	-	(65)	412	23,050

(*) CTA – Cumulative translation adjustment

As of June 30, 2021 and 2020, there was no impairment indication for any of these assets.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2021 and December 31, 2020 and for the six and three-month periods ended June 30, 2021 and 2020

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(a)	Placement agents refer to amounts capitalized relating to agreements with investment placement agents relating to funds raised from foreign investors in offshore funds. These assets are amortized based on the estimated duration of the respective investment funds. In case of an early liquidation of an investment fund, the amortization period is also adjusted, or if there is an indication of impairment, an impairment assessment is performed and, if necessary, an impairment loss is recognized. The remaining balance, as of June 30, 2021, is expected to be amortized as shown below:

	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	Total
Placement agent fees	957	1,416	1,216	1,110	993	200	199	181	175	175	175	6,797

(b)	Contractual rights refer to the management of the Infrastructure GP II, Ltd. and Infrastructure III SLP, Ltd. funds. These rights were recorded as a result of the acquisition of control of P2 Brasil Private Infrastructure General Partner II Ltd. and P2 Brasil Holding Ltd. on September 25, 2015 from Promon International Inc. The purchase agreement includes contingent consideration that will be paid to Promon International Inc. based on the performance of P2 Brasil Private Infrastructure General Partner II Ltd., expected to be settled in 2022 and only if the performance is achieved. As of the date of these financial statements, no amounts were due relating to these agreements. These intangible assets were recorded based on their respective fair values using estimates of expected future earnings on the acquisition date.

(c)	Following is the breakdown of the total intangible assets by region:

	June 30, 2021	December 31, 2020

Brazil	751	815
United Kingdom	10	-
Cayman Islands	18,574	21,542
Balance	19,335	22,357

13	Personnel and related taxes

	June 30, 2021	December 31, 2020
Personnel and taxes	219	222
Withholding income tax on payroll	92	150
Accrued vacation and related charges	1,117	920
Employee profit sharing (a)	12,373	10,239
Officers’ fund (b)	1,588	1,271

Personnel and related taxes current	15,389	12,802

Officers’ fund (b)	1,751	1,527
Personnel non-current liabilities	1,751	1,527

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2021 and December 31, 2020 and for the six and three-month periods ended June 30, 2021 and 2020

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(a)	The Group recognizes a provision for payment of profit sharing to employees, according to conditions approved by management, which is recorded as personnel expenses in the income statement. The balance on December 31, 2020 of US$ 10,239 was fully paid on February 26th, 2021.

(b)	Represents the amount of accrued employee benefits related to the Officers' fund, as described in note 27(b).

14	Taxes payable

	June 30, 2021	December 31, 2020
Taxes on revenues	317	902
Income taxes	82	119
Other taxes payable	39	49
Taxes payable	438	1,070

15	Other liabilities

	June 30, 2021	December 31, 2020
Placement agent fees	50	1,250
Suppliers	4,365	3,039
Advances from customers	603	1,688
Occupancy costs	160	146
Lease liabilities (a)	950	780
Other current liabilities	17	10
Other current liabilities	6,145	6,913

Investment fund participating share in Patria Brazilian Private Equity III, Ltd., and Patria Brazil Real Estate Fund General Partner II, Ltd. (b)	952	1,515
Lease liabilities (a)	1,070	802
Other non-current liabilities	52	57
Other non-current liabilities	2,074	2,374

(a)	The Group is the lessee in lease agreements for which the underlying assets are the office spaces located in São Paulo, Grand Cayman, and Montevideo. The amount of interest on lease liabilities recognized in the six-month periods ended on June 30, 2021 and 2020 were US$ 498 and US$ 436, respectively, which was disclosed in note 23. The principal amount paid in the six-month periods ended on June 30, 2021 and 2020 on leases were US$ 393 and US$ 454, respectively.

(b)	This liability refers to a participating share held by a related party in Patria Brazilian Private Equity III, Ltd., and Patria Brazil Real Estate Fund General Partner II, Ltd. that gives it the right to all returns and the related investment in PBPE Fund III (Ontario), L.P. and Patria Brazil Real Estate Fund II, L.P. For more details, see note 10(b).

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2021 and December 31, 2020 and for the six and three-month periods ended June 30, 2021 and 2020

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

16	Deferred taxes

	June 30, 2021	December 31, 2020

Deferred tax assets on the provision for employee profit sharing (a)	2,699	1,945
Deferred tax assets on management fee provision(a)	406	391
Others	2	2

Deferred tax assets	3,107	2,338

Deferred tax liabilities on initial application of IFRS 16	154	185

Deferred tax liabilities	154	185

(a)	Deferred tax is calculated on temporary differences in the provision for employee profit-sharing and management fee write-offs.

Deferred tax assets	Employee profit sharing	Management fee provision	Taxable Goodwill	Impact of IFRS 16	Other	Total

As of December 31, 2019	3,220	1,442	1,260	48	34	6,004
(Charged)/credited
- to profit or loss	(1,401)	(759)	(516)	28	-	(2,648)
- directly to equity / CTA	(579)	(312)	(280)	(15)	2	(1,184)
As of June 30, 2020	1,240	371	464	61	36	2,172

As of December 31, 2020	1,945	391	-	-	2	2,338
(Charged)/credited
- to profit or loss	664	-	-	-	-	664
- directly to equity / CTA	90	15	-	-	-	105
As of June 30, 2021	2,699	406	-	-	2	3,107

Deferred tax liabilities	Initial application of IFRS 16	Other	Total

As of December 31, 2019	365	37	402
(Charged)/credited
- to profit or loss	-	2	2
- directly to equity / CTA	(97)	(6)	(103)
As of June 30, 2020	268	33	301

As of December 31, 2020	185	-	185
(Charged)/credited
- to profit or loss	(36)	-	(36)
- directly to equity / CTA	5	-	5
As of June 30, 2021	154	-	154

17	Provisions and contingent liabilities

In 2017 and 2018, respectively, the Company's subsidiaries Patria Investimentos Ltda. ("PILTDA") and Patria Infraestrutura Gestão de Recursos Ltda. ("PINFRA"), that was subsequently merged into PILTDA on September 30, 2020 (see note 5(o)), became involved in administrative procedures, in which the entities defend the exemption of municipal tax over services ("ISS"). In 2019 Municipality of São Paulo obtained a favorable judgment; however, these administrative proceedings gave rise to judicial lawsuits, for which judgments are still pending. As of June 30, 2021, the external legal

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2021 and December 31, 2020 and for the six and three-month periods ended June 30, 2021 and 2020

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

counsel assessed the risk of loss relating to these lawsuits as possible and evaluated the potential loss for PILTDA as US$ 2,174 (US$ 1,926 as of December 31, 2020) and for PINFRA as US$ 947 (US$ 681 as of December 31, 2020).

Also, there is an ongoing administrative process related to this subject involving PINFRA with a potential loss of US$ 1,269 as of June 30, 2021 (US$ 1,124 as of December 31, 2020), which was also classified as possible by management supported by the opinion of external legal counsel. On January 9, 2020, PILTDA received infraction notices in the amount of approximately US$ 5,198 as of June 30, 2021 (US$ 4,956 as of December 31, 2020) related to Social Contributions on Gross Revenue (PIS and COFINS) and in the amount of approximately US$ 2,016 (US$ 1,923 as of December 31, 2020) related to labor taxes, for which external legal counsel assessed the risk of loss relating to these lawsuits as possible.

In 2019 and 2020, PILTDA became involved in employment lawsuits with the risk of loss considered possible by external legal counsel. As of June 30, 2021, the potential loss was US$ 40 (US$ 36 as of December 31, 2020), for which liability has not been recognized.

For the periods covered by these financial statements, the Group was not directly involved in lawsuits for which the possibility of loss was probable. Therefore, no provision was recorded pursuant to IAS 37 (Provisions, Contingent Liabilities, and Contingent Assets).

18	Leases

The lease commitments in which the Group is a lessee refer to the leasing of its office spaces located in São Paulo, Cayman, and Montevideo. The condensed consolidated statement of financial position and the condensed consolidated income statement shows the following amounts relating to leases:

Amounts recognized in the Statement of Financial Position

	June 30, 2021	December 31, 2020
Right-of-use assets	5,128	4,183
(-) Depreciation of right-of-use assets	(2,617)	(1,988)
Right-of-use assets	2,511	2,195

Lease liabilities (current)	950	780
Lease liabilities (non-current)	1,070	802
Lease liabilities	2,020	1,582

Amounts recognized in the Income Statement

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2021	2020	2021	2020
Depreciation of right-of-use assets	(294)	(217)	(576)	(530)
Interest on lease liabilities	(259)	(186)	(498)	(436)

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2021 and December 31, 2020 and for the six and three-month periods ended June 30, 2021 and 2020

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

19	Revenue from services

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2021	2020	2021	2020
Revenue from management fees	33,019	25,367	64,359	49,209
Revenue from incentive fees	24	148	24	148
Revenue from performance fees (a)	86,800	-	86,800
Fund fees	119,843	25,515	151,183	49,357

Revenue from M&A and monitoring fees	-	-	-	2,491

Total gross revenue from services	119,843	25,515	151,183	51,848

Taxes on revenue - management fees	(843)	(893)	(1,570)	(1,484)
Taxes on revenue – incentive fees	(3)	(19)	(3)	(19)
Taxes on revenue - performance fees	-	-	-	-
Taxes on revenue – M&A and monitoring fees	-	-	-	(226)
Taxes on revenue	(846)	(912)	(1,573)	(1,729)

Revenue from services (b)	118,997	24,603	149,610	50,119
Brazil	6,673	5,813	12,406	12,812
Cayman Islands	112,324	18,790	137,204	37,307

(a)	Performance fees and incentive fees are primarily generated when the return of the funds surpass the performance hurdle set out in the related charters. Since the funds’ performance are susceptible to market volatility and to factors out of the Group's control, the related fees fall under the variable consideration defined in IFRS 15. According to the referred standard, the Group recognizes these fees at a point in time when the related uncertainties are resolved, the likelihood of a claw-back or reversal is improbable and the likely amount of the transaction prices can be estimated without significant chance of reversal, indicating high probability of economic benefits and cash inflow to the Group.

(b)	The funds managed by the Group attract and retain many global investors that represent the Group's portfolio of clients. None of the Group's individual clients represents more than 10% of the total revenues for the presented periods.

20	Cost of services rendered

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2021	2020	2021	2020

Salaries and wages	(2,172)	(1,940)	(4,222)	(4,154)
Partners’ compensation (note 27)	(583)	(590)	(1,203)	(1,242)
Officers' fund	(508)	(91)	(653)	(91)
Rewards and bonuses	(6,007)	(2,684)	(12,273)	(4,415)
Social security contributions and payroll taxes	(558)	(350)	(1,185)	(2,151)
Share based incentive plan (note 25(d))	(610)	-	(610)	-
Other short-term benefits	(821)	(506)	(1,595)	(1,096)
Personnel expenses	(11,259)	(6,161)	(21,741)	(13,149)

Amortization of placement agents’ fees (note 12)	(599)	(545)	(1,197)	(1,097)
Rebate fees	(2)	(11)	(2)	(20)
Amortization of contractual rights (note 12)	(907)	(914)	(1,812)	(1,828)
Amortization of intangible assets	(1,508)	(1,470)	(3,011)	(2,945)

Carried Interest Allocation (a)	(30,380)	-	(30,380)	-

Costs of services rendered	(43,147)	(7,631)	(55,132)	(16,094)

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2021 and December 31, 2020 and for the six and three-month periods ended June 30, 2021 and 2020

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(a)	This expense refers to a carried interest share held by the Group’s senior managing directors and employees in Patria Brazilian Private Equity III, Ltd. that gives it the right to up to 35% of the performance fees recognized from PBPE Fund III (Ontario), L.P.

21	Administrative expenses

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2021	2020	2021	2020
Professional services	(2,524)	(1,604)	(3,873)	(2,714)
Occupancy expenses	(88)	(254)	(210)	(489)
Travel expenses	(79)	(130)	(103)	(387)
IT and telecom services	(330)	(257)	(582)	(552)
Materials and supplies	(24)	(12)	(55)	(57)
Taxes and contributions	(43)	(34)	(65)	(61)
Marketing	(83)	(45)	(142)	(141)
Depreciation of property and equipment	(135)	(165)	(270)	(351)
Depreciation of right-of-use assets	(294)	(217)	(576)	(530)
Software amortization	(41)	(14)	(78)	(29)
Other administrative expenses	(154)	(379)	(261)	(554)
Administrative expenses	(3,795)	(3,111)	(6,215)	(5,865)

22	Other income/(expenses)

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2021	2020	2021	2020
Net loss on sale of property and equipment (a)	(46)	-	(46)	-
IPO expenses and IPO related bonuses (b)	24	-	(2,342)	-
Other	33	(6)	36	112
Other income/(expenses)	11	(6)	(2,352)	112

(a)	Loss on sale of property and equipment was recognized on retirement of right of use assets related to the lease of the London office which was terminated in May 2021.

(b)	IPO expenses and IPO-related bonuses were recognized related to the Company's Initial Public Offering concluded on January 21, 2021. The amount was considered according to the costs allocated to the secondary offering and includes the non-cash expense of $1,693.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2021 and December 31, 2020 and for the six and three-month periods ended June 30, 2021 and 2020

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

23	Net financial income/(expense)

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2021	2020	2021	2020
Net financial investment income	(17)	118	71	284
Valuation adjustment on long-term investments	(274)	57	(415)	57
Interest on recoverable taxes	1	-	1	3
Net exchange variation	705	(58)	787	542
Interest expenses	26	(31)	(3)	(33)
Banking fees	(25)	(30)	(51)	(61)
Interest on receivables	-	-	-	33
Interest on lease liabilities	(259)	(186)	(498)	(436)
Other financial income/(expenses)	(1)	-	6	-
Net financial income/(expense)	156	(130)	(102)	389

24	Income taxes expenses

As an entity headquartered in the Cayman Islands, the Company is subject to a neutral tax regime. However, the Group's subsidiaries headquartered in Brazil, Colombia, Chile, the United Kingdom, the United States of America, and Hong Kong are subject to income taxes as set out by local tax laws.

	Three-month periods ended June 30,		Six-month periods ended June 30,
Reconciliation of income tax	2021	2020	2021	2020

Income before income taxes	72,222	13,725	85,809	28,661
Bermuda (2020)/Cayman Islands (2021) statutory income tax	-	-	-	-
Impact of difference in tax rates of foreign subsidiaries	1,154	(172)	653	(2,683)

Nondeductible expenses	24	(363)	-	(419)

Total income taxes	1,178	(535)	653	(3,102)
Current	(41)	(235)	(47)	(452)
Deferred	1,219	(300)	700	(2,650)
Effective tax rate	-1.6%	3.9%	-0.8%	10.8%

25	Equity

(a)	Capital

On January 13, 2021, the Company carried out a share split of 117:1 (one hundred and seventeen for one). As a result, the share capital previously represented by 1,000,000 common shares was increased to 117,000,000 common shares, with a par value of US$ 0.001 each, totaling US$ 1 (one thousand Dollars). The share split has been applied retrospectively to all figures in the condensed consolidated interim financial statements and notes regarding the number of shares and per share data as if the share split had been in effect for all periods presented.

The Company Memorandum and Articles of Association authorize the issuance of up to US$100,000, consisting of 1,000,000,000 shares of par value US$0.0001. Of those authorized shares, (i)

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2021 and December 31, 2020 and for the six and three-month periods ended June 30, 2021 and 2020

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

500,000,000 are designated as Class A common shares, (ii) 250,000,000 are designated as Class B common shares, and (iii) 250,000,000 are as yet undesignated and may be issued as common shares or shares with preferred rights. Since its initial public offering on January 26, 2021, the Company currently has a total of 136,147,500 common shares issued and outstanding, 54,247,500 Class A common shares, beneficially owned by investors who purchased in the initial public offering and Blackstone (taken together), and 81,900,000 Class B common shares beneficially owned by Patria Holdings. As of June 30, 2021 and December 31, 2020, the issued share capital was distributed as follows:

	June 30, 2021		December 31, 2020
	Shares	Capital (US$)	Shares	Capital (US$)
Total	136,147,500	13,615	117,000,000	1,000
Class A	54,247,500	5,425	-	-
Blackstone Pat Holdings IV, LLC	19,633,858	1,963	-	-
Free-Float	34,613,642	3,462	-	-
Class B	81,900,000	8,190	117,000,000	1,000
Patria Holdings Ltd.	81,900,000	8,190	70,200,000	600
Blackstone Pat Holdings IV, LLC	-	-	46,800,000	400

(b)	Additional paid-in capital

The Additional Paid-in Capital amounts recorded in June 30, 2021 and December 31, 2020 were demonstrated below:

	June 30, 2021	December 31, 2020
Patria Holdings Ltd.	1,332	934
Blackstone Pat Holdings IV, LLC	424	623
Free-Float	298,616	-
Total	300,372	1,557

(c)	Dividends

In January 2021, the Company paid US$ 23,259 related to 2020 dividends to Patria Holdings Ltd. and Blackstone Pat Holdings IV, LLC. The shareholders received US$ 21,100 and US$ 2,159, respectively.

Dividends declared by the Group to the parent company’s shareholders for the period ended June 30, 2021 and 2020 were:

Shareholder	2021		2020
		US$*		US$*
Patria Holdings Ltd.	8,682	0.1060	35,929	0.5118
Blackstone Pat Holdings IV, LLC	2,081	0.1060	3,552	0.0759
Free-Float	3,669	0.1060	-	-
Total	14,432	0.1060	39,481	0.3375

(*) Per thousand shares after share split, see note 25(a).

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2021 and December 31, 2020 and for the six and three-month periods ended June 30, 2021 and 2020

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Prior to the IPO, dividends were paid on a disproportional basis using a predetermined formula that considers adjusted net income and other adjustments agreed to by the shareholders in the Group’s previous shareholders agreement valid at that time. For the period ended June 30, 2021, dividends were declared and paid to shareholders on a pro-rata basis during the quarter ended on June 30, 2021.

(d)	Share based incentive plan

The establishment of the share based incentive plan was approved at the board of director’s meeting on May 19, 2021 setting out that the maximum number of shares should not exceed 410,115 of the issued and outstanding shares of the Company. As of June 30, 2021, the outstanding number of performance restricted units (“PSU”), convertible into class A common shares, granted under the plans was 289,183 PSUs to be settled at the vesting date.

The share based incentive plan is designed to provide long-term incentives to certain employees, directors, and other eligible participants in exchange for their services.

The vesting conditions can be divided into two groups. Time vesting conditions and market performance conditions.

The vesting period (time vesting condition) is divided in three tranches as follows:

•	third anniversary of the grant date, upon which one third (1/3) of the PSUs will become time vested.

•	fourth anniversary of the grant date, upon which one third (1/3) of the PSUs will become time vested.

•	fifth anniversary of the grant date, upon which one third (1/3) of the PSUs will become time vested.

As a market performance condition, the number of shares delivered to the participants is also dependent on the total shareholder return (“TSR”), including share price growth and dividends in comparison to a peer group. If performance TSR reaches at least 8% per year, the PSUs are delivered to the participant. In addition to that, if in the case the TSR is equal or above the TSR of a determined peer group at the end of the last vesting period, each participant shall be entitled to receive an additional number of PSUs equivalent to twenty per cent (20%) of the total number of PSUs originally granted to the participant.

If an eligible participant ceases to be employed by the Company, within the vesting period, the rights will be forfeited, except in limited circumstances that are approved by the Committee on a case-by case basis.

The cost of the share based incentive plan is measured using the fair value at the grant date. The cost is expensed together with a corresponding increase in equity over the service period.

The total amount to be expensed is determined by reference to the fair value of the tranche shares granted at the grant date, which is also based on:

•	Market performance condition (“TSR”); and

•	The impact of any non-market performance vesting conditions (i.e. remaining an employee of the entity over a specified time).

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2021 and December 31, 2020 and for the six and three-month periods ended June 30, 2021 and 2020

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each period, the entity revises its estimates of the number of shares that are expected to vest based on the non-market vesting conditions. The Company recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.

When the PSUs are vested, at the discretion of the Committee, the Company will deliver treasury shares or newly issued shares to satisfy the delivery of PSUs to this Plan. The Committee may also decide to settle the delivery of PSUs pursuant to this Plan in cash.

Set out below is a summary of PSU activity for the period ended June 30, 2021.

PSUs
Outstanding, December 31, 2020	-
Granted	289
Forfeited	-
Outstanding, June 30, 2021	289

No shares were granted, forfeited, exercised, expired or vested during the periods covered by the above table.

For the period ended June 30 2021, total PSU cumulative expenses were US$ 610.

Provisions do not include any tax benefits on total share based incentive plan expense, as this expense is not deductible for tax purposes. The tax benefits will be considered when the PSUs shares are converted into common shares.

The original weighted-average grant-date (January 22, 2021) fair value of PSU shares is US$ 15.95, which was calculated based on the Monte Carlo model, so as to incorporate the effects of the performance conditions on the fair value. Dividends were not considered separately on the model since the participant is compensated with more shares when dividends are distributed during the vesting period and because the TSR performance condition already considers dividends distributed as part of the calculation.

The Monte Carlo model was implemented to best reflect the market condition regarding the TSR obtained by Patria in comparison to a minimum TSR of 8% per year, and also in comparison with a peer group. Future share prices of Patria and peer group considered, for each company, the share price in the grant date, the expected volatility, an estimated correlation between share prices and the T-Bond as risk free interest rate.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2021 and December 31, 2020 and for the six and three-month periods ended June 30, 2021 and 2020

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(e)	Earnings per share (basic and diluted)

Basic earnings per share have been calculated based on the Group's profit for the period attributable to the holders of the Group's common shares.

Diluted earnings per share are equal to basic earnings per share as the average market price of ordinary shares during the period does not exceed the exercise price of the shared based incentive plan in the reporting periods and there are no others outstanding financial instruments or agreements convertible into potentially dilutive common shares.

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2021	2020	2021	2020

Net income for the period attributable to the Owners of the Parent	73,401	13,862	87,747	26,022
Weighted average number of shares	136,147,500	117,000,000	133,925,967	117,000,000
Basic and diluted earnings per thousand shares	0.53913	0.11848	0.65519	0.22241

(f)	Cumulative Translation Adjustments

The Company translates the financial information of its subsidiaries from their functional currency to U.S. Dollars, which is the Company's and the Group's presentation currency. The effects of the translation are accounted for and presented on Equity under the caption "Cumulative Translation Adjustments".

(g)	Non-controlling interests

The Group's subsidiary with non-controlling interests as of December 31, 2020 is Patria Investimentos Ltda. This entity has share capital consisting solely of ordinary shares.

		Equity(*)		Income (Loss) (*)
				Six-month periods ended June 30,
	Interest	June 30, 2021	December 31, 2020	2021	2020
Non-controlling interest in Patria Investimentos Ltda.	49%	-	1,758	(1,285)	(463)

*As of June 1, 2021 Patria Investments Limited holds 100% of Patria Investimentos Ltda as discussed under note 5(o)

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2021 and December 31, 2020 and for the six and three-month periods ended June 30, 2021 and 2020

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

26	Financial instruments

(a)	Financial instruments by categories

The Group classifies its financial instruments into the categories below:

Financial assets	June 30, 2021	December 31, 2020

Financial assets at amortized cost
Accounts receivable	132,998	46,015
Project advances	2,423	1,772
Other assets (excluding advances to suppliers and prepaid expenses)	1,447	1,296

Financial assets at fair value through profit or loss
Cash and bank accounts	25,194	14,052
Short term investments	286,347	9,929
Long term investments	8,566	1,986

Financial liabilities

Financial liabilities at amortized cost
Lease liabilities	2,020	1,582
Placement agent	50	1,250
Other liabilities (excluding advances from customers)	4,594	3,252
Carried interest allocation	30,380	-
Financial liabilities at fair value through profit or loss
Investment fund share held by non-controlling	952	1,515

(b)	Financial instruments measured at fair value

The fair value measurement methodologies are classified according to the following hierarchical levels:

•	Level 1: measurement based on quotations of identical financial instruments, traded in an active market, without any adjustments;

•	Level 2: valuation techniques based on observable inputs. This category covers financial instruments that are valued using: (i) quotations of similar financial instruments, traded in an active market; (ii) quotations of identical or similar financial instruments, traded in a fairly inactive market; and (iii) other valuation techniques in which all significant inputs are directly or indirectly observable in market input;

•	Level 3: valuation techniques based on unobservable inputs. This category covers all financial instruments whose valuation techniques are based on inputs not observable in market inputs when such inputs have a significant impact on the measurement of their fair values. This category includes financial instruments that are valued based on quotations of similar financial instruments that, however, require adjustments and assumptions to ensure that their fair values reflect the differences among them.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2021 and December 31, 2020 and for the six and three-month periods ended June 30, 2021 and 2020

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

As of June 30, 2021 and December 31, 2020, cash and investments were measured by level 1 and level 2 methodologies, respectively.

(c)	Financial instruments measured at amortized costs

As of June 30, 2021, and December 31, 2020, the book values of the financial instruments measured at amortized cost correspond approximately to their fair values because the majority are short-term financial assets and liabilities or the impact of the time value of money is not material.

(d)	Risk management

The Group is exposed to the following risks arising from the use of financial instruments:

(i)	Credit risk

(ii)	Liquidity risk

(iii)	Market risk

i.	Credit risk

Credit risk is the possibility of incurring a financial loss if a client or a counterpart in a financial instrument fails to perform its contractual obligations.

The Group has low exposure to credit risk because its customer base is formed by investors in each fund. These investors are required to comply with the capital calls in order to repay related fund expenses. If capital calls are not complied with, the participation of that investor is diluted among the remaining investors of the fund. In addition, management fees could be settled by the sale of the underlying investments kept by the funds. The cash and the short-term investments as of June 30, 2021 is maintained in large banks with a high credit rating scale. Furthermore, the accounts receivable as of June 30, 2021 and December 31, 2020 are composed mainly of management fees and performance fees of investment funds, and also of advisory fees and reimbursement of expenses to be received from investees of such funds.

The amounts receivable and project advances as of June 30, 2021, are expected to be received as demonstrated below:

	Overdue				Due in
	Less than 90 days	91 to 180 days	181 to 270 days	271 to 360 days	01 to 90 days	91 to 180 days	181 to 270 days	271 to 360 days	Over 360 days	Total
Accounts Receivable (a)	555	175	99	528	11,852	10,996	-	86,800	21,993	132,998
Project Advances					1,105	-		762	556	2,423
Total	555	175	99	528	12,957	10,996	-	87,562	22,549	135,421

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2021 and December 31, 2020 and for the six and three-month periods ended June 30, 2021 and 2020

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(a)	Non-current balances are related to management fees receivable from fund PBPE Fund IV (Ontario), L.P. in equal annual installments on December 31, 2022, and 2023.

Current balances includes an amount of US$86.8 million related to performance fees receivable from PBPE Fund III (Ontario), L.P.

ii.	Liquidity Risk

Liquidity risk is the possibility of imbalances between tradable assets and liabilities, payables and receivables mismatches, which might affect the Group's payment ability, taking into consideration the different currencies and settlement terms of its assets and liabilities.

The Group performs the financial management of its cash and cash equivalents, keeping them available for paying its obligations and reducing its exposure to liquidity risk.

Expected future payments for liabilities as of June 30, 2021, are shown below.

	Expected liabilities to be paid in
	01 to 60 days	61 to 120 days	121 to 180 days	181 to 360 days	Over 360 days	Total
Personnel and related taxes (excluding officers' fund and accrued vacation and related charges)	311	-	-	12,373		12,684
Suppliers	4,365	-	-	-	-	4,365
Placement agents' fees	50				-	50
Investment funds participating shares	-	-	-	-	952	952
Lease (a)	302	283	283	848	1,668	3,384
Carried interest allocation	-	-	-	30,380	-	30,380
Other liabilities (excluding advances from customers)	177	-	-	-	47	224
Total	5,205	283	283	43,601	2,667	52,039

(a)	Amounts reflect undiscounted future cash outflows to settle liabilities.

iii.	Market risk

Market risk is defined as the possible negative impact on income caused by changes in market prices, such as interest rate, foreign exchange rate, and share prices. The Group's policy is to minimize its exposure to market risk.

The marketable securities as of June 30, 2021 and December 31, 2020 consist basically of investment funds whose portfolio is composed mainly of fixed income assets, which reduces the Group's exposure to market risk. Besides, the Group does not hold financial liabilities linked to market prices. Therefore, the Group does not have significant exposure to interest rate risk and is not presenting such sensitivity analysis.

During the three-month period ended June 30, 2021 and the year ended December 31, 2020, the Group did not hold derivative financial instruments.

Regarding the foreign exchange risk, it results from a possible change in foreign exchange rates that would affect the finance income (or costs and expenses) and the liabilities (or assets) balance of contracts indexed to a foreign currency. The Group measures its foreign exchange exposure by

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2021 and December 31, 2020 and for the six and three-month periods ended June 30, 2021 and 2020

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

subtracting other than American dollar currencies liabilities from its respective denominated assets, thus obtaining its net foreign exchange exposure and the amount actually affected by exchange fluctuations.

Sensitivity analysis

The sensitivity analysis was based on the material assets and liabilities exposed to currency fluctuations against US$, as demonstrated below:

As of June 30, 2021

	Balance in each exposure currency
	BRL(a)	HKD (b)	CLP (c)	COP (d)	GBP (e)	USD	Total Balance USD	Exchange Variation impact considering 10% change in the ending of period rates.
Cash and cash equivalents	432	7,096	198,999	596,766	42	23,704	25,194	149
Short term investments	9,865	-	-	-	-	284,375	286,347	197
Accounts receivable	22,087	8	38,614	138,535	14	128,472	132,998	452
Projects Advance	2,726	43	4,614	327	7	1,857	2,423	58
Other assets	6,498	381	22,026	137,355	93	2,058	3,601	154
Long term investments	34,849	-	-	-	-	1,599	8,566	696
Personnel and related taxes	46,326	1,797	103,930	997,546	862	6,049	17,140	(1,109)
Taxes payable	1,762	122	3,680	61,855	36	-	438	(44)
Carried interest allocation	-	-	-	-	-	30,380	30,380	-
Other liabilities	10,059	242	10,842	63,752	119	5,981	8,219	(224)
Net Impact								329

(a)	BRL - Brazilian Real, (b) HKD - Hong Kong dollar, (c) CLP - Chilean Peso, (d) COP - Colombian Peso, (e) GBP - Pound Sterling

The exposure shows the balance sheet impact considering a US$ valuation increase of 10%. This scenario best reflects the Group's expectations based on projections available in the financial market and takes into account the closing rates for each year.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2021 and December 31, 2020 and for the six and three-month periods ended June 30, 2021 and 2020

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

27	Related parties

(a)	Directors' and Officers' compensation

The amounts paid to directors and officers for their roles as executives in the six-month periods ended June 30, 2021 and 2020 included in “Personnel expenses” are shown below:

	Three--month periods ended June 30,		Six-month periods ended June 30,
	2021	2020	2021	2020
Directors' and officers' compensation	(583)	(590)	(1,203)	(1,242)

Additionally, for the six-month and three-month period ended June 30, 2021 the Company has accrued US$ 5,886 million and US$ 2,952 million respectively (US$ Nil for the six-month and three-month period ended June 30, 2020) as bonuses to directors and officers, which is included in "Personnel expenses".

(b)	Officers' Fund

	June 30, 2021	December 31, 2020
Other Assets	-	47
Personnel current liabilities	1,588	1,271
Personnel non-current liabilities	1,751	1,527

The Officers’ Fund is administered by the Company through a limited liability entity (the "Officers' Fund") registered as an administered fund under the laws of the Cayman Islands.

The employees are offered the opportunity to purchase quotas in the Officers' Fund based on the discretion of the directors of the Officers' Fund. With the payment of a contribution to the Officers' Fund on the grant date, these employees are entitled to a cash benefit that is calculated by management based on defined financial metrics of the Group (e.g., DE – Distributable Earnings) with certain vesting conditions and financial hurdles. Each grant benefit is subject to graded vesting periods of 2 to 4 years. Upon vesting, the benefits are redeemable yearly at the option of the holder or mandatorily redeemed after two years. Should the employee cease to be eligible for the cash benefit (e.g., as a result of leaving the Group), all unvested benefits are paid based on the amount that was originally contributed to the Officers’ Fund.

(c)	Long-term investments

As described in notes 10(b) and 15, PBPE Fund III (Ontario), L.P. and Patria Brazil Real Estate Fund General Partner II, Ltd. have a related party (represented by certain of the Group's founding shareholders) holding a participating share that gives it the right to all returns on Patria Brazil Real Estate Fund II, L.P., and PBPE Fund III (Ontario), L.P., these investments are recorded under long term investments with equivalent liabilities to the holder of the participating share. All contributions to these funds are made by the related party; distributions received are returned to the related party.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2021 and December 31, 2020 and for the six and three-month periods ended June 30, 2021 and 2020

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(d)	Carried interest allocation

As described in note 20(a), 35% of the performance fee receivable from PBPE Fund III (Ontario), L.P. is payable to the carried interest vehicle which is ultimately held by the Group’s senior managing directors and employees.

28	Events after the reporting period

On August 12, 2021 the Board of Directors approved dividends of US$ 0.46 per share to be paid by September 2021. Subsequent to June 30, 2021 and up until the date of authorization for issuance of the unaudited condensed consolidated interim financial statements, there were no further significant events that occurred after the reporting period for disclosure.

* * *

Luis Gustavo G. Mota

Accountant

Marco Nicola D’Ippolito

Chief Financial Officer

Alexandre T. A. Saigh

Chief Executive Officer